November 20th, 2002

To The Securities Authority 22 Kanfei Nesharim St. Jerusalem 95464 (by registered mail and by fax:02-651-3940)	To The Tel Aviv Stock Exchange Ltd. 54 Ahad Haam St. Tel Aviv 65202 (by fax: 03-516-0630)

Dear Sir, Madam,

Re: Amendment to the Immediate Report dated November 20, 2002

Further to the Immediate Report in re we hereby give the reason for the de-listing of the Company's American Depositary Shares ("ADSs") representing the Company's Ordinary Shares from trading on the New York Stock Exchange (the "NYSE"), as it was published by the Company through a press release according to which, the number of the company's ADSs and the trading volume has decreased significantly since the company's public offering of 6.65 million ADSs in September 1997. As of the close of business on November 18th 2002, there were approximately 547,000 ADSs outstanding, representing approximately 2.7 million Ordinary Shares of the Company and constituting approximately 1.3% of the Company's outstanding share capital.

Yours faithfully,

/s/ Linda Shafir
Linda Shafir, Adv.
General Counsel and Company Secretary